UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 24, 2025

EASTERN BANKSHARES, INC.

(Exact Name of Registrant as Specified in Charter)

Massachusetts	001-39610	84-4199750
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

125 High Street,
Boston, Massachusetts	02110
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 327-8376

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	EBC	Nasdaq Global Select Market

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into Material Definitive Agreement.

On April 24, 2025, Eastern Bankshares, Inc. (the “Company”), Eastern Bank, a wholly owned subsidiary of the Company (“Eastern Bank” and together with the Company, “Eastern”), HarborOne Bancorp, Inc. (“HarborOne”) and HarborOne Bank, a wholly owned subsidiary of HarborOne (“HarborOne Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Eastern will acquire HarborOne and HarborOne Bank through the merger of HarborOne with and into the Company, with the Company as the surviving entity (the “Merger”). The Merger Agreement further provides that following the Merger, HarborOne Bank will merge with and into Eastern Bank, with Eastern Bank as the surviving entity (the “Bank Merger” and, together with the Merger, the “Merger Transaction”).

The Merger Agreement was unanimously approved by the Boards of Directors of each of the Company and HarborOne.

Subject to the fulfillment or, if permissible, waiver of the closing conditions under the Merger, certain of which are described below, the Company anticipates that the Merger will close during the fourth quarter of 2025, although the Company has the right under the Merger Agreement to defer the closing until February 20, 2026 if the closing conditions are satisfied after October 31, 2025 but before February 20, 2026.

Treatment of HarborOne common stock in Merger

Prior to the effective time of the Merger (the “Effective Time”), shareholders of HarborOne will elect to receive for each share of HarborOne common stock (“HarborOne Common Stock”) either (i) 0.765 shares of Company common stock (“Company Common Stock”) (the “Stock Consideration” or the “Exchange Ratio”) or (ii) $12.00 in cash (the “Cash Consideration”). Subject to proration, HarborOne shareholders will have the right to elect the Stock Consideration or Cash Consideration so long as the total number of shares of HarborOne Common Stock that receive the Stock Consideration represents between 75% and 85% of the total number of shares of HarborOne Common Stock outstanding immediately prior to the Effective Time. When taken together, the Stock Consideration and the Cash Consideration are sometimes referred to in this Form 8-K as the “Merger Consideration.”

The proration terms in the Merger Agreement provide that if HarborOne shareholders, taken together, elect to exchange for the Stock Consideration more than 85% of the total number of shares of HarborOne Common Stock outstanding immediately prior to the Effective Time, then the number of shares of HarborOne Common Stock exchanged for Stock Consideration will be reduced, generally pro rata, to 85% of the total number of shares of HarborOne Common Stock outstanding immediately prior to the Effective Time. Conversely, if HarborOne shareholders, taken together, elect to exchange for Stock Consideration less than 75% of the total number of shares of HarborOne Common Stock outstanding immediately prior to the Effective Time, then the number of shares of HarborOne Common Stock exchanged for Stock Consideration will be increased, generally pro rata, to 75% of the total number of shares of HarborOne Common Stock outstanding immediately prior to the Effective Time.

Voting Agreements

On April 24, 2025, in connection with the execution of the Merger Agreement, the Company entered into voting agreements (the “Voting Agreements”) with all HarborOne directors and executive officers and their affiliates with voting power, who in the aggregate have the power to vote approximately 3.92% of HarborOne Common Stock. The Voting Agreements provide that, subject to the terms and conditions thereof, each of the directors and executive officers of HarborOne, solely in their capacity as shareholders of HarborOne, will vote the shares of HarborOne Common Stock she or he owns in favor of the adoption and approval of the Merger Agreement.

Representations, Warranties and Covenants in Merger Agreement

The Merger Agreement contains customary representations and warranties from the Company, Eastern Bank, HarborOne and HarborOne Bank, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) in the case of HarborOne, its obligation to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its shareholders adopt the Merger Agreement and (iii) certain non-solicitation obligations with respect to alternative business combination proposals.

Closing conditions in Merger Agreement

The completion of the Merger is subject to various closing conditions, including, (i) adoption and approval by HarborOne’s shareholders of the Merger Agreement, (ii) the receipt of all required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Massachusetts Commissioner of Banks and the Massachusetts Housing Partnership Fund, in each case without the imposition of a “burdensome condition” as defined in the Merger Agreement, (iii) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by the Company in connection with the transactions contemplated by the Merger Agreement, and (iv) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger Transaction or making them illegal. Each party’s obligation to complete the Merger Transactions is also subject to additional customary conditions, including (a) the accuracy of the representations and warranties of the other party, subject to certain exceptions, (b) the performance in all material respects by each party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination rights in Merger Agreement

The Merger Agreement provides certain termination rights for both the Company and HarborOne. The Merger Agreement can be terminated by mutual written consent, or by either party (i) if there is a final, non-appealable order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the Merger, (ii) if the Merger has not been consummated by the one year anniversary of the Merger Agreement, (iii) if HarborOne’s shareholders fail to adopt and approve the Merger Agreement, or (iv) if the other party has breached its representations, warranties or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period. Additionally, the Company may terminate the Merger Agreement if HarborOne’s board of directors changes its recommendation that its shareholders vote to adopt and approve the Merger Agreement.

The Merger Agreement further provides that a termination fee of $18,900,000 will be payable by HarborOne in connection with the termination of the Merger Agreement under certain circumstances.

Treatment of HarborOne equity awards in Merger

As of the Effective Time, each option to purchase shares of HarborOne Common Stock (a “HarborOne Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into an option (a “Company Stock Option”) to purchase that number of whole shares of Company Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of HarborOne Common Stock subject to such HarborOne Stock Option multiplied by (ii) the Exchange Ratio with an exercise price per share of Company Common Stock (rounded up to the nearest whole cent) equal to the quotient of (x) the exercise price per share of HarborOne Common Stock of such HarborOne Stock Option divided by (y) the Exchange Ratio. Except as expressly provided in the immediately preceding sentence, each such Company Stock Option replacing a HarborOne Stock Option will be subject to the same terms and conditions (including vesting and exercisability terms) as applied to the corresponding HarborOne Stock Option immediately prior to the Effective Time.

As of the Effective Time, each HarborOne stock award (other than options) subject to vesting, repurchase or other time-based lapse restrictions that is outstanding and unvested immediately prior to the Effective Time (a “HarborOne Restricted Stock Award”) will automatically vest in full at the Effective Time, and the shares of HarborOne Common Stock underlying such vested HarborOne Restricted Stock Award shall be considered outstanding shares of HarborOne Common Stock entitled to receive the Merger Consideration.

As of the Effective Time, each HarborOne performance-based restricted stock unit that is outstanding and unvested immediately prior to the Effective Time (a “HarborOne Performance Unit Award”) will, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest, with any applicable performance-based vesting condition to be deemed achieved at the target level of performance, and shall be converted into, and become exchanged for, the Merger Consideration.

Other information regarding Merger Agreement and Voting Agreements

The foregoing summaries of the Merger Agreement and the Voting Agreements are not complete and are qualified in their entirety by reference to the full text of the Merger Agreement and form of Voting Agreement, which are attached as Exhibit 2.1 and Exhibit 99.1, respectively, to this Form 8-K and are incorporated herein by reference in their entirety.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Company and HarborOne instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive consummation of the Merger and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the Company or HarborOne, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, HarborOne, their respective affiliates or their respective businesses, the Merger Agreement and the Merger Transaction that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of HarborOne and a prospectus of the Company, as well as in the Forms 10-K, Forms 10-Q and other filings that each of the Company and HarborOne have made and will make with SEC.

Caution Regarding Forward-Looking Statements

This Form 8-K contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed Merger Transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the Merger Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Merger Transaction may not be timely completed, if at all; that prior to the completion of the Merger Transaction or thereafter, HarborOne or the Company may not perform as expected due to transaction-related uncertainty or other factors; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that the timing of completion of the proposed Merger Transaction is dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to the Merger Transaction; continued pressures and uncertainties within the banking industry and HarborOne and the Company’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on transaction-related issues.

These forward-looking statements are also subject to the risks and uncertainties applicable to the Company’s and HarborOne’s respective businesses generally that are disclosed in the Company’s and HarborOne’s respective 2024 Annual Reports on Form 10-K. The Company’s and HarborOne’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at https://www.harboronebancorp.com/corporate-profile/ and investor.easternbank.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this Form 8-K, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, Company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this Form 8-K.

Additional Information and Where to Find It

In connection with the Merger Transaction, the Company intends to file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of HarborOne and a Prospectus of the Company (the “proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND HARBORONE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Company and HarborOne, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to the Company’s Investor Relations team via email at a.hersom@easternbank.com or by telephone at (860) 707-4432, or to HarborOne Investor Relations, via email at SFinocchio@HarborOne.com or by telephone at (508) 895-1180.

Participants in the Solicitation

HarborOne and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of HarborOne in connection with the proposed transaction under the rules of the SEC. Information regarding HarborOne’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2025, its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 6, 2025, and other documents filed by HarborOne with the SEC. Other information regarding the participants in the proxy solicitation, and a description of their direct and indirect interests, will be included in the proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Upon and subject to the completion of the Merger, Joseph F. Casey, HarborOne’s President and Chief Executive Officer, and one other current member of the HarborOne board of directors will join the respective Boards of Directors of the Company and Eastern Bank. Eastern has not selected the other HarborOne director as of the filing of this Form 8-K, and Eastern anticipates it will not do so until closer to the Closing Date.

Item 7.01	Regulation FD Disclosure.

On April 24, 2025, the Company issued a press release announcing its entry into the Merger Agreement. A copy of the press release is furnished as Exhibit 99.2 to this Form 8-K. In addition, the Company is furnishing supplemental presentation materials used in connection with a conference call held to discuss the transaction with analysts and investors. The presentation materials are included as Exhibit 99.3 and are incorporated by reference.

On April 25, 2025, the Company will hold a conference call to discuss its proposed Merger Transaction with HarborOne. A copy of the Company’s presentation to be discussed on the conference call was posted in the “Events & Presentations” section of the Company’s website at investor.easternbank.com on April 24, 2025. A webcast of the conference call will be archived on the Company’s website at investor.easternbank.com on demand. The information furnished in this Item 7.01, including Exhibit 99.2 and Exhibit 99.3, is being furnished and not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and shall not be subject to the liabilities under that Section and nor be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description

2.1	Agreement and Plan of Merger by and among Eastern Bankshares, Inc., Eastern Bank, HarborOne Bancorp, Inc. and HarborOne Bank, dated as of April 24, 2025*

99.1	Form of Voting Agreement

99.2	Press Release dated April 24, 2025

99.3	Investor Presentation dated April 25, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain schedules and other similar attachments to this exhibit have been omitted from this filing pursuant to Item 601(a)(5) of SEC Regulation S-K. The Registrant will provide a copy of such omitted documents to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EASTERN BANKSHARES, INC.

	By:	/s/ R. David Rosato
DATE: April 24, 2025		R. David Rosato
Chief Financial Officer